

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

July 8, 2009

Larry D. Hunter, Esq.
General Counsel
DirecTV
2330 East Imperial Highway
El Segundo, California 90245

> **RE: DirecTV**
> **Registration Statement on Form S-4**
> **Filed June 8, 2009**
> **File No. 333-159810**

Dear Mr. Hunter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide all of the disclosure required by Item 18(a)(5) and Item 18(a)(7) of Form S-4, including executive compensation disclosure for the surviving or acquiring company, in the body of the Form S-4. We note that DirecTV is the

surviving company, and that the registrant is not eligible to incorporate by reference.

2. Please provide a management's discussion and analysis of the anticipated impact of the merger on Holding's results of operations and liquidity and capital resources. The discussion should address among other things the significant debt to which Holdings may become subject as a result of the proposed merger, as well as the impact of the financing arrangements into which it will enter as part of the merger transactions.

Dear Shareholder Letter

3. Please significantly revise to shorten your Dear Stockholder letter, addressing here only the most significant points of the proposed transaction within the letter, and leaving the more detailed disclosure to your Question and Answer and Summary sections of the proxy.

Questions and Answers about the Transaction, page iv

What is the proposed transaction for which I am being asked to vote?, page iv

4. Please clearly state the result of the Malone Contribution and the result of the mergers on the Malones, in percentage and number of holdings and voting influence.

Why is the board of directors of DirecTV seeking the adoption of the merger agreement and the approval of the Malone Agreement by disinterested holders of DirecTV common stock?, page v

5. Please revise to clarify whether DirecTV will nonetheless proceed with the proposed transactions in the absence of shareholder ratification.

6. With a view towards disclosure, please advise why the adoption of the merger agreement and the approval of the Malone agreement "should" constitute ratification of the transactions contemplated by such agreements, as opposed to will constitute such ratification.

Why are there two classes of common stock of Holdings?, page vi

7. We note that while the Malones will exchange all of their shares of LEI Series B common stock, representing approximately 92% of the outstanding shares of LEI Series B common stock, for shares of Holdings Class B common stock, the latter "will be held entirely by the Malones following the merger." Please revise here, and at "LEI Common Stockholders to Receive Shares of Holdings Common Stock" on page 5 to indicate why the other holders representing roughly 8% of

LEI Series B common stock will not receive Holdings Series B in connection with the proposed transactions, but rather will receive Holdings Series A.

How does the value of the LEI assets relate to the exchange ratio?, page vii

8. Please revise the first sentence to briefly describe under what circumstances the exchange ratio in the LEI merger would be adjusted.

Why is DirecTV proposing the merger?, page viii

9. In order to provide a balanced presentation, please revise to summarize the material risks associated with the proposed transactions that were considered by the DirecTV board of directors.

10. Please revise to eliminate redundancy between your Q&A and Summary sections. For example, the disclosure here regarding DirecTV's reasons for the merger is essentially duplicative of disclosure found on page 7, and that disclosure concerning the DirecTV loan to Greenlady is found at both pages x and 10.

Why is DirecTV loaning up to $650 million to Greenlady?, page x

11. Please revise to briefly describe the "certain equity collar transactions" referenced in the final sentence of this question and answer.

12. Given the significant size of the Greenlady debt potentially to be assumed by Holdings in connection with the merger, please revise to include separate Q&A regarding it. Please revise to explain that DirecTV could be required to repay $2 billion to Bank of America, without any cost to Liberty, LEI, or any of their respective subsidiaries. We note related disclosure at page 25, and in other places within your prospectus.

When are the mergers expected to be completed?, page xii

13. Please disclose the final date by which the merger must be completed or become subject to termination.

14. Please revise to specify the governmental approvals to which the mergers are subject.

Summary, page 1

Receipt of Shares of Holdings Class A Common Stock in the DirecTV Merger is Structured to be nontaxable to DirecTV Stockholders, page 6

15. Please revise to clarify that the summary discussion of tax consequences is based on the opinions of counsel Weil, Gotshal & Manges, and Skadden, Arps.

Opinion of the Special Committee's Financial Advisor, page 7

16. Please revise here, as well as on page 70, to disclose the total fees that Morgan Stanley will receive, and specifically note the amount and percentage of the fees that will be paid only if the transaction is successfully consummated, as referenced on page 70 of your registration statement as well as in Annex E. Please refer to Item 1015(b)(4) of Regulation M-A.

DirecTV Stockholder Vote Required, page 8

17. Please revise paragraph one to indicate the percentage of the majority of outstanding shares already committed to voting in favor of the merger agreement.

Interests of Certain Persons in the DirecTV Merger, page 8

18. Please revise to briefly quantify in dollar terms, on an aggregate and individual basis, the interests of certain officers and directors that may conflict with the interests of shareholders generally. Please similarly revise at "Interests of Certain Persons in the DirecTV Merger" at page 71.

19. Please revise to clarify the merger's effect on any severance and employment agreements as they relate to your officers and directors.

Board of Directors and management after the Mergers, page 11

20. Please revise to clarify, in plain English, the possible alternatives concerning the board of directors of DirecTV assuming the consummation of the merger.

Legal Proceedings regarding the Mergers, page 11

21. Please revise to indicate here, as well as on page 80 within the body of your proxy materials, the date or dates upon which the legal proceedings you have disclosed were instituted.

Regulatory Approvals and Conditions to Completion of the Mergers, page 11

22. Please disclose the extent to which the conditions enumerated on page 12 are waivable. In addition, please disclose whether it is DirecTV's intent to resolicit stockholder approval of the merger if either party waives material conditions. We believe that resolicitation is generally required when companies waive material conditions to a merger, and such changes in the terms of the merger render the disclosure that you previously proved to shareholders materially misleading.

23. Because the tax consequences are material, a waiver of the condition that the parties receive favorable tax opinions and any related changes in the tax consequences to investors would constitute material changes to your prospectus requiring amendment and resolicitation. If the tax opinion condition is waivable, please confirm that DirecTV will recirculate and resolicit if there is a material change in tax consequences and the condition is waived, or advise us why you believe it is not necessary to do so. Please note also our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to recirculate and resolicit.

Unaudited Comparative Per Share Information, page 20

24. Provide equivalent per share data for LMC Entertainment in accordance with Item 3(f) of Form S-4.

25. Tell us why you do not include pro forma per share data for Holdings Class A and Class B shares.

Risk Factors, page 22

Former DirecTV stockholders who become stockholders of Holdings will be governed by the amended and restated certificate of incorporation and by-laws of Holdings., page 24

26. Briefly summarize the material differences in the rights of shareholders and explain why they present potential risks to those who become shareholders of Holdings.

The merger agreement contains provisions that could affect the decision of a third party considering making an alternative acquisition proposal to the DirecTV merger., page 24

27. Please revise to briefly characterize the "certain circumstances" under which DirecTV would be liable to pay termination fees of $450 million, and that DirecTV would be liable for a $10 million termination fee in the event the merger agreement fails to be approved by the DirecTV stockholders.

Information Regarding Forward-Looking Statements, page 31

28. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which includes DirecTV's registration of securities on this Form S-4. See Section 27A of the Securities Act of 1933. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.

The Special Meeting, page 34

Solicitation of Proxies, page 37

29. We note that DirecTV may supplement the original solicitation of proxies by mail, by solicitation by telephone and "other electronic means." Revise to clarify the nature of the "other means." Also note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

The Mergers, page 39
Effect of the Malone Contribution, page 39

30. Please revise to explain why former LEI stockholders owning approximately 53% of Holdings common stock subsequent to the merger will exercise approximately 64% of the voting power of Holdings.

The Split Off and the Mergers, page 46

31. Please revise paragraph two, page 50, to disclose upon what basis the parties "tentatively agreed to the 5% premium to be attributed to the DirecTV shares held by Liberty" when arriving at the exchange ratio to be used in the merger.

32. We note disclosure on page 51 that the revised term sheet delivered on March 23, 2009, provided for $160 million consideration to be received by Mr. Malone in the form of Holdings common stock, but are not able to determine how this figure was arrived upon, although we note the reference to additional consideration generally on page 49. Please revise or advise.

33. Please revise paragraph two on page 51 to indicate why Liberty added a majority of the minority stockholder condition to the revised term sheet sent back on March 23.

34. Please revise the second paragraph on page 53 to discuss what prompted Mr. Maffei to reestablish contacts with Mr. Carey and subsequently propose the possible alternative transaction subsequent to the cessation of negotiations on April 17, 2009.

35. Please revise paragraph two on page 54 to characterize the "material issues that remained unresolved" as of April 28, 2009, discussed by Mr. Carey with the Special Committee.

36. We note the reference on page 49 to Morgan Stanley's presentation of preliminary material at the December 11, 2008 meeting, regarding the financial impact and the benefits and risks of the proposed transaction. Advise us why these presentations do not constitute a "report, opinion or appraisal materially relating to the transaction" within the meaning of Item 4(b) of Form S-4. Alternatively, provide all of the disclosure about these presentations that is required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. We may have further comment after reviewing your response.

DirecTV's Reasons for the DirecTV Merger, page 56

37. Please revise the first bullet on page 57 to indicate how the proposed transactions will eliminate share arbitrage situations between Liberty Entertainment common stock and DirecTV common stock.

38. Please revise the fifth bullet on page 57 to explain how the transactions you propose will increase DirecTV share liquidity by 115%.

39. Please revise the top bullet on page 58 to quantify, to the extent determinable, the "substantial transaction related taxes" to which Holdings could become liable.

40. We note that the board did not apparently consider the potential $2 billion liability as a countervailing factor or risk. To the extent determinable, please advise us why the board did not consider this such when making its recommendation to the stockholders.

Opinion of the Financial Advisor to the Special Committee of the Board of Directors of DirecTV, page 58

41. Please provide us with a copy of the Morgan Stanley engagement letter.

42. Please revise to provide quantified disclosure of the compensation that Morgan Stanley received for all services provided to DirecTV and its affiliates during the past two years. Please refer to Item 1015(b)(4) of Regulation M-A.

43. Please provide us with any analyses, reports, presentation, or similar materials, including projections and board books, provided to or prepared by the advisors in connection with rendering the fairness opinion. We may have further comment upon receipt of these materials.

44. Please disclose any instructions or limitations the board provided to the advisor regarding the fairness opinion. Please refer to Item 1015(b)(6) of Regulation M-A.

45. Please note that the disclosure of financial forecasts prepared by management may be required if the forecasts were provided to third parties, including a third party's financial advisor. According, please disclose all material projections that Liberty Entertainment provided to DirecTV and/or its financial advisor, and that DirecTV gave to Liberty Entertainment and/or its financial advisor, or advise us why they are not material. Also, disclose the bases for and the nature of the material assumptions underlying the projections.

46. To aid the average investor in understanding the financial analyses summaries, please revise each of them to explain in concise and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and, specifically, to the consideration that they are receiving in the merger. For example, on page 63, you refer to the implied total asset value for the other LEI Business implied by the equity research sum-of-the-parts analysis, and then compare that to the total of the Implied Discount Cash Flow values, but do not relate how Morgan Stanley employed these values in arriving at its opinion regarding the exchange ratio. Similarly, how did Morgan Stanley ultimately relate the premiums paid in Strategic Transactions and Squeeze-Out Transactions to the 5% premium in the proposed merger, and how did that relate to the determination of fairness of the exchange ratio? Include a more detailed summary of each analysis performed, including why the particular analysis was selected and then why particular measures or methodologies were chosen for each analysis. In addition, please reduce the amount of financial jargon and avoid unnecessary financial terms that make the disclosure difficult to understand.

47. Please revise paragraph one on page 61 under "Valuation of the Other LEI Businesses," to explain why Morgan Stanley determined that the discounted cash flow analysis was the appropriate analysis to focus on. We are uncertain to what you refer when you say that this analysis was focused upon "for reasons described below." We note that your statement regarding focus on this analysis appears to be at variance with your statement on page 69 that Morgan Stanley "considered the results of all its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered."

Material United States Federal Income Tax Consequences of the DirecTV Merger, page 77

48. It appears that you intend for this tax discussion to constitute counsel's opinion. If so, please revise to clearly state that the discussion that follows is counsel's opinion as to federal income tax consequences. Alternatively, please advise us whether you intend to obtain and file long-form tax opinions.

The Merger Agreement, page 84

49. We note the disclaimer at the conclusion of introductory paragraph two to the Merger Agreement that stockholders "should not rely on the covenants in the Merger Agreement as actual limitations on the respective businesses of Liberty Media, LEI and DirecTV." Please expand upon this disclaimer to explain what you mean when you refer to "the covenants," and to more fully disclose why you believe that shareholders are not permitted to rely upon them. Among other things, please explain what actions could either party take pursuant to confidential disclosures that would render the covenants unreliable.

LMC Entertainment financial statements, page F-38

50. It would appear you need to recast your financial statements for the impact of the adoption of SFAS 160.

51. Tell us why you do not disclose earnings per share for each class of common stock.

Part II

Exhibit Index

52. Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the legal opinion with your next amendment, please provide a draft of the opinion for us to review. Likewise, please provide us with a form of the proxy card you intend to use.

53. As applicable, pursuant to Item 601(b)(2) of Regulation S-K, please include a list briefly identifying the contents of all omitted schedules and exhibits to the Agreement and Plan of Merger, together with an agreement to furnish to us a copy of any omitted schedule or exhibit upon request.

Exhibit 99.2

54. Please note that, due to the limitation placed upon the consent, you will need to file a new consent with each amendment to the registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Larry D. Hunter, Esq.
DirecTV
Page 11

       You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3257 with any other questions.

       Sincerely,

       Celeste M. Murphy
       Legal Branch Chief

cc: Renee L.Wilm, Esquire
      via facsimile, 212-259-2503